UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the press release with respect to the third quarter results ended January 29, 2006

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.  Form 20-F |_|  Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_|    No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_|    No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |_|    No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

March 7, 2006
Per: /s/ Sylvain Aubry
Sylvain Aubry
Corporate Secretary

PRESS RELEASE

Couche-Tard achieves another outstanding quarter
and further expands in the United States

Highlights for the third quarter ended January 29, 2006
  Revenues increase by 22.7% or US$544.0 million to US$2.94 billion.
  Net earnings jump 50.1% to US$54.5 million or US$0.26 per share on a diluted basis.
  By eliminating the effect of the higher motor fuel margin in the U.S., net of the increase in credit card expense generated by the rise in retail prices of motor fuel, net earnings rose by 43.0%.
  Adoption of a quarterly dividend policy of Cdn2.5¢ per share.

Acquisitions

  Acquisition of 49 sites in the United States, located in New Mexico, Tennessee and Ohio.

  Signing of an agreement with Shell Oil Products US in the fourth quarter to purchase 40 stores and assume 13 additional supply contracts in the Indianapolis region, United States.

ATD.MV.A, ATD.SV.B / TSX

Laval, March 7, 2006 — Alimentation Couche-Tard Inc. (Couche-Tard) kept up its momentum and achieved strong growth during the third quarter ended January 29, 2006, and it benefits from an excellent cash position to further expand. Its store network continued to grow and gain strength, exceeding the new store objective set for the entire year within the first nine months of the year. During the first nine months of fiscal 2006, Couche-Tard acquired and opened a total of 106 stores and 43 quick service restaurants while implementing its IMPACT concepts in 264 locations, including 29 new stores.

"These results are of even greater interest given that by eliminating the effect of the higher gasoline margin in the U.S., net of the increase in credit card expense generated by the rise in retail prices of motor fuel, net earnings were up 43.0% over last year's figure, thereby confirming the effectiveness of our strategies. The sustained improvement in our merchandise and service gross margins attests to the effectiveness of our pricing and product mix strategies in our Canadian markets and even more so in the United States, where the implementation of our IMPACT concepts is contributing to improve our stores' profitability. Although the oil market remained volatile in the third quarter, we continued to benefit from our pricing strategies in some markets. Considering our strong growth period after period, our available cash, our solid balance sheet and our robust network, we are pleased to be able to further increase our shareholders' return on investment by paying them a quarterly dividend. And we can do so without compromising our growth strategy," indicated Alain Bouchard, Chairman of the Board, President and Chief Executive Officer.

Change in Reporting Currency

Since its first quarter of fiscal 2006, Couche-Tard is reporting its financial results and financial position in United States currency (US dollars) and accordingly, its Canadian assets and liabilities are translated into US dollars using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the period. Gains and losses are included in the cumulative translation adjustments account in shareholders' equity. The functional currencies of the Company and each of its subsidiaries remain unchanged. All comparative amounts for prior periods have been restated and are presented in US dollars. Consolidated income statements for the four quarters of fiscal years 2004 and 2005 can be accessed through the Company's website www.couche-tard.com.

Exchange Rate Data

The Company's US dollar reporting currency provides shareholders with more relevant information giving consideration to the predominance of its operations in the United States and its US dollar denominated debt.

The following table sets forth information about exchange rates based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	16-week periods ended		40-week periods ended
	January 29	January 30,	January 29,	January 30,
	2006	2005	2006	2005
Average for period (1)	0.8551	0.8194	0.8337	0.7693
Period end	0.8699	0.8059	0.8699	0.8059

__________
(1) Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Motor Fuel Price Volatility

The average retail price of motor fuel in Couche-Tard's U.S. markets amounted to $2.33 per gallon for the 16-week period ended January 29, 2006 compared with $1.91 per gallon for the 16-week period ended January 30, 2005. The gross margin on motor fuel revenues varies primarily as a result of product cost volatility and competition. Although motor fuel gross margins can be volatile from one quarter to the next, they generally even out on an annual basis. For each of the last four quarters commencing with the fourth quarter of fiscal 2005, motor fuel gross margins for the Company-operated stores in the U.S. markets stood at 11.26¢, 14.86¢, 17.05¢ and 17.63¢ per gallon respectively – with a weighted average of 15.43¢ per gallon for the year ended January 29, 2006 compared with 14.44¢ per gallon for the previous 12-month period ended January 30, 2005. Net of credit card expense, these same gross margins were 7.90¢, 11.23¢, 12.78¢ and 13.67¢ per gallon, with a weighted average of 11.61¢ per gallon for the 12-month period ended January 29, 2006 compared with 11.16¢ per gallon for the 12-month period ended January 30, 2005. The motor fuel gross margin for the U.S. Company-operated stores was 17.63¢ per gallon for the third quarter this year compared with 16.30¢ per gallon for the same period last year. For the third quarter of the current year, this increase in the motor fuel gross margin had a positive impact of $8.1 million on the Company's operating income. Net of the increase in credit card expenses generated by the rise in retail prices of motor fuel, the positive impact is only $4.0 million.

Results of Operations

The following table highlights certain information regarding our operations for the 16-week periods ended January 29, 2006 and January 30, 2005 and for the 40-week periods ended January 29, 2006 and January 30, 2005:

(In millions of US dollars, unless otherwise stated)	16-week periods ended		40-week periods ended
	January 29,	January 30,	January 29,	January 30,
	2006	2005	2006	2005
		restated		restated
Statement of Operations Data:
Merchandise and service revenues (1):
Canada	407.1	372.2	1,088.3	958.7
United States	811.4	749.4	2,111.3	1,966.3
Total merchandise and service revenues	1,218.5	1,121.6	3,199.6	2,925.0
Motor fuel revenues
Canada	255.6	205.2	656.3	507.4
United States	1,470.1	1,073.4	3,662.5	2,642.7
Total motor fuel revenues	1,725.7	1,278.6	4,318.8	3,150.1
Total revenues	2,944.2	2,400.2	7,518.4	6,075.1
Merchandise and service gross profit (1):
Canada	135.9	122.7	366.3	320.1
United States	268.9	241.8	694.1	640.7
Total merchandise and service gross profit	404.8	364.5	1,060.4	960.8
Motor fuel gross profit:
Canada	16.7	14.9	47.5	39.5
United States	108.8	89.7	252.0	206.3
Total motor fuel gross profit	125.5	104.6	299.5	245.8
Total gross profit	530.3	469.1	1,359.9	1,206.6
Operating, selling, administrative and general expenses	402.1	376.5	1,005.3	932.2
Depreciation and amortization of fixed and other assets	33.4	26.4	80.1	62.3
Operating income	94.8	66.2	274.5	212.1
Financial expenses	10.8	10.3	25.5	23.3
Earnings before income taxes	84.0	55.9	249.0	188.8
Income taxes	29.5	19.6	84.9	66.1
Net earnings	54.5	36.3	164.1	122.7
Other Operating Data:
Merchandise and service gross margin (1):
Consolidated	33.2%	32.5%	33.1%	32.8%
Canada	33.4%	33.0%	33.7%	33.4%
United States	33.1%	32.3%	23.9%	32.6%
Growth of same-store merchandise revenues (2) (5):
Canada	2.9%	2.8%(6)	4.1%	2.4%(6)
United States	6.0%	10.2%(6)	5.6%	10.2%(6)
Motor fuel gross margin:
Canada (Cdncents per litre)	4.31	4.15	4.96	4.61
United States (US cents per gallon) (3)	17.63	16.30	16.63	15.11
Volume of motor fuel sold (4):
Canada (millions of litres)	452.9	434.5	1,148.3	1,099.6
United States (millions of gallons)	634.4	569.6	1,556.6	1,407.5
Growth of same-store motor fuel volume (5):
Canada	2.0%	7.3%(6)	2.8%	6.3%(6)
United States	6.9%	5.5%(6)	6.0%	7.5%(6)

_________________

(1) Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.

(2) Does not include services and other revenues (as described in footnote 1). Growth in Canada is calculated based on Canadian dollars.

(3) For Company-operated stores only.

(4) Includes volumes of franchisees and dealers.

(5) Since our first quarter of fiscal 2006, growth in both merchandise revenues and motor fuel volumes are reported on a same-store basis.

(6) For both comparative periods, growth in merchandise revenues and motor fuel volumes are reported on an average per store basis to be constant with our prior practices. Growth in the United States excludes the Circle K acquisition.

Management's Discussion and Analysis of Results and Financial Position

16-Week Period Ended January 29, 2006 Compared to the 16-Week Period Ended January 30, 2005

During the 16-week period ended January 29, 2006, Couche-Tard acquired 49 sites in the U.S., located in New Mexico, Tennessee and Ohio, including 41 Company-operated stores and eight affiliated stores. It has also added 20 new Company-operated stores and ten QSRs and implemented its IMPACT concepts in 109 stores, including 13 new stores. One affiliated store was converted into a Company-operated store and two Company-operated stores were converted into affiliated stores. During the quarter, the Couche-Tard also added 33 affiliated stores to its network whereas 16 other stores were removed. Finally, the number of Company-operated stores was reduced by 31, including two that were closed on a permanent basis due to hurricane-related damages that happened in the second and third quarters of this year.

During the third quarter of this year, Florida was affected by a hurricane, which resulted in some damages to certain of the Company's sites. Couche-Tard estimates that assets and leased properties that were damaged had a total replacement value of approximately $4.5 million, which will result in a net claim of about $3.0 million. Since that the damaged assets had a book value lower than the net claim, the Company does not expect this event to have a significant effect on its financial position and operating results. A total of 58 sites were affected to various degrees, one of which is still closed as of today. This site will be permanently closed because it does not have the potential to meet the Company's contribution expectations.

Also, during the quarter, Couche-Tard entered into an agreement with ConocoPhillips Company resulting in the addition of 75 new franchises operating under the Circle K banner in Western United States. Also during the quarter, Couche-Tard decided not to renew the agreement with the licence holder of 800 stores operated in Taiwan under the Circle K banner, since the parties did not agree on conditions of renewal. Couche-Tard does not expect this decision to have a significant effect on its financial position and its operating results.

On November 15, 2005, the Company's Board of Directors adopted a quarterly dividend policy of Cdn2.5¢ per share on Class A multiple voting shares and Class B subordinate voting shares (the shares). On the same day, the Board of Directors declared and approved a dividend payment to all shareholders registered on November 24, 2005, in accordance with the new policy and payable on December 1st, 2005. Following the announcement by the federal government at the end of November 2005 regarding a tax relief proposal with respect to the taxation of dividends, the Board of Directors decided to delay the dividend payment date until January 3, 2006.

For the 16-week period ended January 29, 2006, the Company achieved revenues of $2.94 billion, compared with $2.40 billion for the same period in fiscal 2005, an increase of 22.7% or $544.0 million. The Company recorded 77.5% of its revenues in the United States, compared with 75.9% in the third quarter last year.

  In the United States, revenues totalled $2.28 billion, an increase of 25.2% or $458.7 million, of which $396.7 million or 86.5% was generated from motor fuel revenues. The growth of same-store motor fuel volume was 6.9%, which reflects the positive impact of certain pricing strategies designed to increase volume. Growth of same-store merchandise revenues was 6.0% over the same period last year. This growth reflects efforts made to increase revenues and gross margins by implementing new pricing strategies on certain product categories designed to increase volume and by modifying product mix, as well as the results from investment in the Company's IMPACT concepts conversions and the increase in tobacco tax in some regions with the resultant increase in the selling price of tobacco products.

  In Canada, revenues amounted to $662.7 million, up 14.8%, or $85.3 million, of which $50.4 million or 59.1% was generated from motor fuel revenues. The growth of same-store motor fuel volume stood at 2.0% compared with the same quarter in the previous year, which reflects pressure on consumer spending caused by the sharp jump in the retail price of motor fuel. Growth of same-store merchandise revenues was 2.9% compared with the same period in the previous year, reflecting the launch of new products that were well received by the customers as well as the results from investment in the Company's IMPACT concepts conversions.

Gross profit grew by 13.0% or $61.2 million to $530.3 million, compared with $469.1 million for the same quarter last year. This increase is mainly due to higher sales overall, higher gross margins on merchandise and service and high motor fuel margins.

  The consolidated merchandise and service gross margin was 33.2%, up from 32.5% in the same period last year. The gross margin in Canada was 33.4%, up from 33.0% in the third quarter of the previous year. In the United States, the gross margin was 33.1%, up from 32.3% for the third quarter of 2005. In both Canada and the U.S., the increase in gross margin is due to improvements in purchasing terms and product mix. However, in the U.S., the increase in gross margin was restricted by certain pricing strategies in the Western U.S. markets and by competitive pressure on tobacco gross margins in certain regions.

  The motor fuel gross margin increased to Cdn4.31¢ per litre in Canada from Cdn4.15¢ per litre in the third quarter of the previous year. The motor fuel gross margin in the United States also increased to 17.63¢ per gallon, compared with 16.30¢ per gallon for the corresponding period of the previous year. These increases primarily reflect the volatile nature of the motor fuel business and the selective pricing strategy implemented in certain areas of the U.S. to stimulate sales volume.

Operating, selling, administrative and general expenses increased by $25.6 million or 6.8% over the third quarter of the previous year. This includes an increase of $7.1 million in credit card expense, which relates primarily to the increase in the retail price of motor fuel. As a percentage of total revenues, operating, selling, administrative and general expenses declined by 2.0% due to lower operating costs associated with higher motor fuel revenues, which account for a larger proportion of total revenues. As a percentage of merchandise and service revenues, operating, selling, administrative and general expenses declined by 0.6%.

Depreciation and amortization of fixed and other assets increased by $7.0 million to $33.4 million in the third quarter of fiscal 2006. This increase is due mainly to the impact of the capital expenditures made during fiscal 2005.

Operating income of $94.8 million for the third quarter of fiscal 2006 increased by 43.2%, or $28.6 million, over the $66.2 million earned in the same period of the previous fiscal year.

Financial expenses of $10.8 million were up by $0.5 million or 4.9% over the same period last year due to a general increase in interest rates. The average interest rate applied to the Company's borrowings rose to 7.5% compared with 5.6% for the same quarter of the previous year. Interest rate swaps entered into in March 2004 increased financial expenses by $0.4 million compared with a decrease of $1.5 million in the third quarter of fiscal 2005. In addition, financial expenses were reduced in the third quarter of this year by $2.7 million of interest income earned from the investing of excess cash compared with $0.5 million in the third quarter of the previous year.

Income taxes increased by $9.9 million, to $29.5 million, primarily due to increased pre-tax earnings.

Net earnings increased by $18.2 million, or 50.1%, to $54.5 million or $0.27 per share ($0.26 per share on a diluted basis), compared with $36.3 million or $0.18 per share ($0.18 per share on a diluted basis) in the same period of the previous year.

40-Week Period Ended January 29, 2006 Compared to the 40-Week Period Ended January 30, 2005

During the 40-week period ended January 29, 2006, Couche-Tard acquired 49 sites in the U.S., including 41 Company-operated stores and eight affiliated stores. It has also added 57 new Company-operated stores and 43 QSRs and implemented its IMPACT concepts in 264 stores, including 29 new stores. One affiliated store was converted into a Company-operated store and eight Company-operated stores were converted into affiliated stores. Couche-Tard also added 86 affiliated stores to its network whereas 61 other stores were removed. Finally, the number of the Company-operated stores was reduced by 74, including 13 stores that were closed on a permanent basis due to hurricane-related damages.

During the second and third quarters of this year, Florida and the Gulf of Mexico were affected by three hurricanes, which resulted in some damages to certain of the Company's sites. Couche-Tard estimates that assets and leased properties that were damaged had a total replacement value of approximately $19.0 million, which will result in a net claim of about $15.0 million. Since that the damaged assets had a book value lower than the net claim, the Company does not expect these events to have a significant effect on its financial position and operating results. As at January 29, 2006, Couche-Tard had received $2.0 million in insurance proceeds.

In total, 163 sites were affected to various degrees, 20 of which are still closed as of today. Of these sites, the Company expects that approximately 13 will remain permanently closed because they did not have the potential to meet its contribution expectations, five sites should be reopened within six months while the other two should reopen in fiscal year 2008. As at January 29, 2006, and from the date of occurrence of those events, Couche-Tard estimates that it has lost approximately 4,100 store-days.

As part of the Company's risk management process, Couche-Tard has decided not to renew its insurance coverage for material damage related to hurricanes. This decision is based on the fact that the renewal conditions proposed by the insurance companies were considered to be unacceptable from an economic perspective. In fact, based on the proposals received, Couche-Tard would have had to assume the majority of the risk. In addition, management believes that Couche-Tard has the financial strength and available funds to absorb the risk. This decision will be reviewed and reevaluated on a regular basis in light of changing market conditions.

For the 40-week period ended January 29, 2006, the Company achieved revenues of $7.52 billion compared with $6.08 billion for the same period in fiscal 2005, an increase of 23.8% or $1.44 billion. It recorded 76.8% of its revenues in the United States, compared with 75.9% for the first 40 weeks of last year.

  In the United States, revenues totalled $5.77 billion, an increase of 25.3% or $1.16 billion, of which $1.02 billion or 87.6% was generated by motor fuel revenues. The growth of same-store motor fuel volume was 6.0%, which reflects the positive impact of certain pricing strategies designed to increase volume. Growth of same-store merchandise revenues was 5.6% over the same period last year. This growth reflects efforts made to increase revenues and gross margins by implementing new pricing strategies on certain product categories designed to increase volume and by changing product mix, as well as the results from investment in the Company's IMPACT concepts conversions and the increase in tobacco tax in some regions with the resultant increase in the selling price of tobacco products.

  In Canada, revenues amounted to $1.74 billion, up 19.0%, or $278.5 million, of which $148.9 million or 53.5% was generated from motor fuel revenues. Growth of same-store motor fuel revenues was 2.8% compared with the first three quarters of the previous year due in part to the negative impact of the pressure on consumer spending caused by the sharp jump in the retail price of motor fuel. Merchandise and service revenues increased by $129.6 million over the same period in fiscal 2005. Growth of same-store merchandise revenues was 4.1% compared with the same period in the previous year, reflecting the launch of new products that were well received by the customers as well as the Company's pricing strategies on certain product categories designed to increase volume and the results from investment in its IMPACT concepts conversions.

Gross profit grew by 12.7% or $153.3 million to $1.36 billion, compared with $1.21 billion for the same nine-month period of the previous year. This increase is mainly due to higher sales and high motor fuel margins.

  The consolidated merchandise and service gross margin was 33.1%, up from 32.8% in the same period last year. The gross margin in Canada was 33.7%, up from 33.4% in the first three quarters of the previous year reflecting the impact of improvements in purchasing terms and changes in product mix with a focus on higher margin items. The increase in gross margin in Canada was partially offset by the Company's pricing strategies on certain product categories designed to increase sales. In the United States, we maintained our efforts regarding price optimization and changes to the product mix in higher margin categories. As a result, gross margins were higher in certain categories and lower in other categories where revenues rose. Overall, these strategies resulted in an increase in gross margin in the U.S. to 32.9% compared with 32.6% for the first three quarters of fiscal 2005. However, the positive impact of the Company's strategies was partially offset by competitive pressure on tobacco gross margins in certain regions.

  The motor fuel gross margin increased to Cdn4.96¢ per litre in Canada from Cdn4.61¢ per litre in the first three quarters of the previous year. The motor fuel gross margin in the United States also increased, reaching 16.63¢ per gallon compared with 15.11¢ per gallon for the corresponding period of the previous year. These increases primarily reflect the volatile nature of the motor fuel business, partially offset by the Company's selective pricing strategy implemented in certain areas of the U.S. to increase sales volume and by strong competition in some regions.

Operating, selling, administrative and general expenses increased by $73.1 million or 7.8% over the first three quarters of the previous year. This includes an increase of $18.1 million in credit card expense, which relates primarily to the increase in the retail price of motor fuel. As a percentage of total revenues, operating, selling, administrative and general expenses declined by 2.0% due to lower operating costs associated with higher motor fuel revenues, which account for a larger proportion of total revenues. As a percentage of merchandise and service revenues, operating, selling, administrative and general expenses declined by 0.5%.

Depreciation and amortization of fixed and other assets increased by $17.8 million to $80.1 million in the first three quarters of fiscal 2006. This increase is due mainly to the impact of the capital expenditures made during fiscal 2005.

Operating income of $274.5 million for the first three quarters of this year increased by 29.4%, or $62.4 million over the $212.1 million earned in the same period of the previous fiscal year.

Financial expenses of $25.5 million were up by $2.2 million or 9.4% over the same period last year due to a general increase in interest rates. The average interest rate applied to the Company's borrowings rose to 6.8% compared with 5.0% for the same period of the previous year. Interest rate swaps entered into in March 2004 increased financial expenses by $0.3 million compared with a decrease of $4.9 million in the first three quarters of fiscal 2005. In addition, financial expenses were reduced in the first three quarters of this year by $5.5 million of interest income earned from the investing of excess cash compared with $1.2 million in the same period of the previous year.

Income taxes increased by $18.8 million to $84.9 million, primarily due to increased pre-tax earnings.

Net earnings increased by $41.4 million, or 33.7%, to $164.1 million or $0.81 per share ($0.79 per share on a diluted basis), compared with $122.7 million or $0.61 per share ($0.60 per share on a diluted basis) in the same period of the previous year.

Principal Cash Flows for the 16-Week and 40-Week Periods Ended January 29, 2006 and January 30, 2005

Cash provided from operating activities amounted to $43.8 million in the 16-week period ended January 29, 2006 compared with cash used in operating activities of $7.5 million in the 16-week period ended January 30, 2005. This represents an increase of $51.3 million, which is primarily due to an increase of $18.2 million in net earnings and to changes in non-cash working capital in the third quarter of 2005. The change in non-cash working capital was primarily attributable to income tax instalments of $47.1 million, most of which was subsequently recovered. Cash flows at the level of net earnings plus depreciation and amortization, loss on disposal of fixed and other assets and future income taxes amounted to $95.4 million (or $0.47 per share) , an increase of $37.1 million or 63.6% over the $58.3 million (or $0.29 per share) generated during the 16-week period ended January 30, 2005.

Cash provided from operating activities amounted to $257.9 million in the 40-week period ended January 29, 2006 compared with $130.9 million in the 40-week period ended January 30, 2005. This represents an increase of $127.0 million, which is primarily due to the increase in net earnings of $41.4 million, the receipt of income taxes receivable in the first three quarters of 2006 and the fact that in the first three quarters of 2005, the Company has made significant income tax instalments, most of which was subsequently recovered. Cash flows at the level of net earnings plus depreciation and amortization, loss on disposal of fixed and other assets and future income taxes amounted to $253.9 million (or $1.26 per share), an increase of $64.2 million or 33.8% over the $189.7 million (or $0.94 per share) generated during the 40-week period ended January 30, 2005.

Net cash used in investing activities for the 16-week period ended January 29, 2006 amounted to $99.6 million, including an amount of $54.4 million to acquire 49 sites in the U.S. Net cash used in investing activities amounted to $79.6 million for the 16-week period ended January 30, 2005, including $34.2 million for the acquisition of 21 sites in the U.S. Investment in fixed assets amounted to $60.0 million, compared with $50.6 million for the 16-week period ended January 30, 2005. These capital expenditures were primarily related to the implementation of the Company's IMPACT concepts, investment in new stores, the replacement of equipment in some of its stores, including upgrading of petroleum infrastructure at a number of locations, and the replacement of fixed assets damaged by the hurricanes. Cash generated from sale and leaseback transactions amounted to $12.1 million in the 16-week period ended January 29, 2006.

Net cash used in investing activities for the 40-week period ended January 29, 2006 amounted to $158.3 million, including an amount of $54.4 million for the acquisition of 49 sites in the U.S. Net cash used in investing activities amounted to $129.0 million for the 40-week period ended January 30, 2005, including $34.2 million for the acquisition of 21 sites in the U.S. Capital expenditures amounted to $143.3 million, compared with $103.0 million for the same 40-week period of the previous year. This amount was primarily allocated for the implementation of the Company's IMPACT concepts, investment in new stores, the replacement of equipment in some of its stores, including upgrading of petroleum infrastructure at a number of locations, the installation of point of sales systems, including scanning, at the Circle K Company-operated stores that did not yet have this technology and the replacement of fixed assets damaged by the hurricanes. During the current 40-week period, cash generated from sale and leaseback transactions amounted to $30.8 million.

Cash used in financing activities amounted to $6.6 million for the 16-week period ended January 29, 2006. This amount was allocated to the repayment of long-term debt of $2.2 million and to a $4.4 million cash dividend payment to shareholders. In the same period of the previous year, cash of $1.9 million was used, essentially for the repayment of the debt of $2.1 million, offset by the $0.2 million of proceeds from the issue of shares on exercise of stock options.

Cash used in financing activities amounted to $9.4 million for the 40-week period ended January 29, 2006, including repayment of long-term debt of $5.2 million, a $4.4 million cash dividend payment to shareholders and the receipt of $0.2 million in cash from the issue of shares on exercise of stock options. In the first three quarters of the previous year, cash of $3.4 million was generated, essentially from the $8.4 million of proceeds from the issue of shares on exercise of stock options, which was offset by the repayment of long-term debt of $5.1 million.

Financial Position as at January 29, 2006

Couche-Tard's consolidated assets totalled $2.19 billion as at January 29, 2006, an increase of $215.9 million compared with April 24, 2005. The change is primarily represented by the $96.7 million increase in cash and cash equivalents, the rise in the Canadian dollar against the U.S. dollar and the Company's investments in fixed assets. Total cash and cash equivalents amounted to $349.4 million as at January 29, 2006. Shareholders' equity of $921.8 million as at January 29, 2006 increased by $188.6 million resulting mainly from net earnings of $164.1 million in addition to the increase in cumulative translation adjustments for the 40-week period ended January 29, 2006. The increase in cumulative translation adjustments was generated by significant exchange rate fluctuations. As at January 29, 2006, the total debt was $526.0 million (of which $350.0 million consisted of 7.5% Subordinated unsecured debt due in 2013, $168.2 million consisted of borrowings under Secured term loans and $7.8 million consisted of other long-term debt). The net interest-bearing debt to total capitalization ratio stood at 0.16:1 versus 0.28:1 as at April 24, 2005.

Subsequent events

Business acquisition

At the beginning of the fourth quarter of fiscal 2006, Couche-Tard announced the signing of an agreement with Shell Oil Product US to acquire a total of 40 sites and assume an additional 13 motor fuel supply contracts within the Indianapolis region in the Midwest of the U.S. The sites are operated under the Shell banner and the 13 contracts are for the motor fuel supply of Shell motor fuel to independent store operators. Should this transaction be completed by the end of March 2006 as planned, it would represent additional annual sales of approximately $160.0 million and contribute to Couche-Tard's net earnings on an annual basis. The transaction amount will be finalized and disclosed on closing but is expected to be financed from the Company's available cash.

Dividend

In accordance with the Company's quarterly dividend policy adopted in November 2005, the Board of Directors approved on March 7, 2006 the declaration and payment of a dividend of Cdn2.5¢ per share on Class A multiple voting shares and Class B subordinate voting shares of the Company. The dividend will be payable on March 27, 2006 to holders of record at the close of business on March 16, 2006.

Growth Outlook

"During the fourth quarter, we will further intensify our efforts to improve our sales and profit margins through different initiatives, including the implementation of our IMPACT concepts, while continuing to expand our store and QSR networks in North America. Our development teams are still very active by doing evaluation of many business acquisition opportunities. Everything is on track for us to close the year ending April 30, 2006 with highly satisfactory growth," added Alain Bouchard".

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the third largest convenience store operator, the second largest independent (not integrated with a petroleum company) convenience store operator and the most profitable one within such category. The Company currently operates a network of 4,909 convenience stores, 3,028 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five which cover 23 American states. Approximately 36,000 people work at Couche-Tard's executive offices and throughout the network in North America.

Source

Alain Bouchard, Chairman of the Board, President and Chief Executive Officer
Richard Fortin, Executive Vice-President and Chief Financial Officer
Tel: (450) 662-3272
info@couche-tard.com
www.couche-tard.com

The statements set forth in this press release, which describes Couche-Tard's objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as "plan", "evaluate", "estimate", "believe" and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard's actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this release is based on information available as of the date of the release.

Conference call on March 7, 2006 at 2:30 p.m. (Montreal time)

Financial analysts and investors who wish to participate in the conference call on Couche-Tard's results can dial 1-800-814-4857 a few minutes before the start of the call. For those unable to participate, a taped re-broadcast will be available from Tuesday, March 7, 2006 from 4:30 p.m. until Tuesday, March 14, 2006, 11:59 p.m. by dialing 1-877-289-8525 access code: 21179480, followed by the # key. Members of the media and other interested parties are invited to listen in.

CONSOLIDATED EARNINGS
 (in millions of US dollars, except per share amounts, unaudited)

	16 weeks		40 weeks
For the periods ended	January 29,	January 30,	January 29,	January 30,
	2006	2005	2006	2005
		restated		restated
		(Note 2)		(Note 2)
	$	$	$	$
Revenues	2,944.2	2,400.2	7,518.4	6,075.1
Cost of sales	2,413.9	1,931.1	6,158.5	4,868.5
Gross profit	530.3	469.1	1,359.9	1,206.6

Operating, selling, administrative and general expenses	402.1	376.5	1,005.3	932.2
Depreciation and amortization of fixed and other assets	33.4	26.4	80.1	62.3
	435.5	402.9	1,085.4	994.5
Operating income	94.8	66.2	274.5	212.1
Financial expenses	10.8	10.3	25.5	23.3
Earnings before income taxes	84.0	55.9	249.0	188.8
Income taxes	29.5	19.6	84.9	66.1
Net earnings	54.5	36.3	164.1	122.7

Net earnings per share (Note 4)
Basic	0.27	0.18	0.81	0.61
Diluted	0.26	0.18	0.79	0.60
Weighted average number of shares (in thousands)	202,036	201,570	202,027	201,195
Weighted average number of shares – diluted (in thousands)	207,768	206,669	207,492	206,115
Number of shares outstanding at end of period (in thousands)	202,037	201,668	202,037	201,668

CONSOLIDATED CONTRIBUTED SURPLUS
(in millions of US dollars, unaudited)

For the 40-weekperiods ended			January 29,	January 30,
			2006	2005
			$	$
Balance, beginning of period			5.6	3.2
Stock-based compensation			3.0	1.9
Fair value of stock options exercised			-	(0.1)
Balance, end of period			8.6	5.0

CONSOLIDATED RETAINED EARNINGS
(in millions of US dollars, unaudited)

For the 40-week periods ended			January 29,	January 30,
			2006	2005
				restated
				(Note 2)
			$	$
Balance, beginning of period			317.5	162.3
Net earnings			164.1	122.7
			481.6	285.0
Dividends			(4.4)	-
Balance, end of period			477.2	285.0
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASHFLOWS
(in millions of US dollars, unaudited)

	16 weeks		40 weeks
For the periods ended	January 29,	January 30,	January 29,	January 30,
	2006	2005	2006	2005
		restated		restated
		(Note 2)		(Note 2)
	$	$	$	$
Operating activities
Net earnings	54.5	36.3	164.1	122.7
Adjustments to reconcile net earnings to cash flows from operating activities
Depreciation and amortization of fixed and other assets, net of
amortization of deferred credits	28.3	24.1	72.3	56.0
(Gain) loss on disposal of fixed and other assets	(0.5)	0.3	(2.4)	1.6
Future income taxes	13.1	(2.4)	19.9	9.4
Deferred credits	5.4	4.0	11.6	9.0
Other	(1.6)	1.1	(3.5)	1.7
Changes in non-cash working capital items	(55.4)	(70.9)	(4.1)	(69.5)
Cash flows from (used in) operating activities	43.8	(7.5)	257.9	130.9

Investing activities
Business acquisitions (Note 3)	(54.4)	(34.2)	(54.4)	(34.2)
Deposit on business acquisitions	-	1.6	-	-
Liabilities assumed on business acquisitions	(4.0)	(0.3)	(4.0)	(3.9)
Purchase of fixed assets	(60.0)	(50.6)	(143.3)	(103.0)
Proceeds from sale and leaseback transactions	12.1	-	30.8	1.8
Proceeds from disposal of fixed and other assets	7.7	5.5	15.9	15.0
Other assets	(1.0)	(1.6)	(3.3)	(4.7)
Cash flows used in investing activities	(99.6)	(79.6)	(158.3)	(129.0)

Financing activities
Issuance of long-term debt, net of financing costs	-	-	-	0.1
Repayment of long-term debt	(2.2)	(2.1)	(5.2)	(5.1)
Issuance of shares, net of share issue expenses	-	0.2	0.2	8.4
Dividends	(4.4)	-	(4.4)	-
Cash flows (used in) from financing activities	(6.6)	(1.9)	(9.4)	3.4
Effect of exchange rate fluctuations on cash and cash equivalents	3.0	(0.1)	6.5	5.5
Net (decrease) increase in cash and cash equivalents	(59.4)	(89.1)	96.7	10.8
Cash and cash equivalents, beginning of period	408.8	253.7	252.7	153.8
Cash and cash equivalents, end of period	349.4	164.6	349.4	164.6

Supplemental information:
Interest paid	17.8	12.8	34.1	27.7
Income taxes paid	19.2	48.9	31.3	104.4

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars)

	As at January 29,	As at April 24,
	2006	2005
	(unaudited)	(audited)
	$	$
Assets
Current assets
Cash and cash equivalents	349.4	252.7
Accounts receivable	120.8	109.7
Income taxes receivable	-	31.6
Inventories	316.2	295.4
Prepaid expenses	10.9	10.0
Future income taxes	13.3	17.2
	810.6	716.6
Fixed assets	902.0	812.0
Trademarks and licenses	172.2	172.5
Goodwill	237.7	224.9
Deferred charges	28.2	30.7
Other assets	38.6	15.8
Future income taxes	0.7	1.6
	2,190.0	1,974.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	584.3	604.9
Income taxes payable	3.6	-
Future income taxes	-	0.1
Current portion of long-term debt	7.7	7.0
	595.6	612.0
Long-term debt	518.3	523.9
Deferred credits and other liabilities	99.2	72.7
Future income taxes	55.1	32.3
	1,268.2	1,240.9

Shareholders' equity
Capital stock	351.0	350.8
Contributed surplus	8.6	5.6
Retained earnings	477.2	317.5
Cumulative translation adjustments	85.0	59.3
	921.8	733.2
	2,190.0	1,974.1

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

1. FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 24, 2005. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company's 2005 Annual Report (the 2005 Annual Report). The results of operations for the interim periods presented do not necessarily reflect results for the full year.

Effective April 25, 2005, the Company changed its reporting currency from Canadian dollars to US dollars to provide more relevant information considering its predominant operations in the United States and its US dollar denominated debt. The Company used the current rate method to translate the Canadian dollars financial statements into US dollars for both the current and prior periods. Under this method, assets and liabilities are translated into US dollars using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the period. Gains and losses are included in the cumulative translation adjustments account in the shareholders' equity. The functional currencies of the Company and each of its subsidiaries remained unchanged.

2. ACCOUNTING CHANGES

Non-monetary transactions

On June 1st, 2005, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Section 3831, "Non-Monetary Transactions", replacing Section 3830 of the same name. Under these new standards, all non-monetary transactions initiated in periods beginning on or after January 1st, 2006 have to be measured at fair value unless:

  the transaction lacks commercial substance;

  the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange;

  neither the fair value of the assets received nor the fair value of the asset given up is reliably measurable; or

  the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.

The Company adopted these new recommendations both early and prospectively on July 18, 2005. The implementation of these new recommendations did not have any impact on the Company's financial statements.

Accounting for fixed assets and lease accounting

During fiscal year 2005, the Company undertook a review of its depreciation and amortization policies for all of its fixed assets and of its lease accounting policies. Previously, the Company used the diminishing balance method at various rates to calculate depreciation, except for Circle K where the straight-line method was used. In addition, leasehold improvements were amortized over the shorter of the term of the lease plus renewal periods or their useful lives and rent expense was recorded over the committed lease period, and did not take into account future rent escalations included in the lease term.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

As a result of the review and an in depth study of the useful lives of its fixed assets, the Company decided to change its accounting policy for depreciation and amortization of fixed assets to use the straight-line method throughout the Company. This method is more representative of the actual useful lives of the assets and provides uniformity within the Company. This change has been applied retroactively and prior years financial statements have been restated.

Following a review of its lease accounting policies and the relevant accounting literature, the Company has determined it should amortize its leasehold improvements over the shorter of their useful lives or the lease term. Moreover, the Company decided it should record lease expense using the straight-line method. Accordingly, the Company has restated previously reported financial statements to reflect these changes.

The impact of those changes as of April 25, 2004 is a decrease in fixed assets of $10.0, an increase in net future income tax assets of $6.5, an increase in accounts payable and accrued liabilities of $0.6, an increase in deferred credits and other liabilities of $8.1, a reduction in retained earnings of $11.5 and a decrease to the cumulative translation adjustments balance of $0.7.

For the 16 and 40-week periods ended January 29, 2006, the impact on net earnings is a decrease of $2.1 and $5.7, respectively ($0.01 and $0.03 per share on a diluted basis). For the 16 and 40-week periods ended January 30, 2005, the impact on net earnings is a decrease of $1.5 and $3.2, respectively ($0.01 and $0.02 per share on a diluted basis).

3. BUSINESS ACQUISITIONS

During the quarter, the Company made the following business acquisitions:

  Effective December 14, 2005: purchase of 16 sites operating under the Winners banner in New Mexico, United States, from Conway Oil Company and Conway Estate Company;

  Effective December 8, 2005: purchase of 26 sites operating under the BP banner in the Memphis area of Tennessee, United States, from BP Products North America, Inc.;

  Effective November 3, 2005: purchase of seven sites operating under the Fuel Mart banner in Ohio, United States, from Ports Petroleum Co.

These three acquisitions were settled for a total cash consideration of $54.4 financed from the Company's available cash. The net assets acquired included working capital of $2.3, fixed assets of $51.1 and goodwill of $1.0. Most of the goodwill related to these transactions is deductible for tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (in millions of US dollars, except per share amounts, unaudited)

4. NET EARNINGS PER SHARE

	16-week period			16-week period
	ended January 29, 2006			ended January 30, 2005
				restated (Note 2)
		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$
Basic net earnings attributable to
Class A and B shares	54.5	202,036	0.27	36.3	201,570	0.18

Dilutive effect of stock options		5,732	(0.01)		5,099	-

Diluted net earnings available for
Class A and B shares	54.5	207,768	0.26	36.3	206,669	0.18

	40-week period			40-week period
	ended January 29, 2006			ended January 30, 2005
				restated (Note 2)
		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$
Basic net earnings attributable to
Class A and B shares	164.1	202,027	0.81	122.7	201,195	0.61

Dilutive effect of stock options		5,465	(0.02)		4,920	(0.01)

Diluted net earnings available for
Class A and B shares	164.1	207,492	0.79	122.7	206,115	0.60

A total of 570,000 stock options were excluded from the calculation of the diluted earnings per share due to their antidilutive effect for the 16 and 40-week periods ended January 29, 2006. There were 400,000 stock options excluded from the calculation for the corresponding periods ended January 30, 2005.

5. CAPITAL STOCK

As at January 29, 2006, the Company had 56,388,652 (56,594,692 as at January 30, 2005) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 145,648,632 (145,073,070 as at January 30, 2005) outstanding Class B subordinate voting shares each comprising one vote per share.

Share Split

Effective March 18, 2005, the Company split of all its issued and outstanding Class A and B shares on a two-for-one basis. All share and per-share information in these consolidated financial statements has been adjusted retroactively to reflect this stock split.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

6. STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

As at January 29, 2006, 9,232,390 (8,983,200 as at January 30, 2005) stock options for the purchase of Class B subordinate voting shares were outstanding. These stock options can be gradually exercised at various dates until December 17, 2015, at an exercise price varying from Cdn$2.38 to Cdn$23.19. Five series of stock options totaling 555,100 stock options at exercise prices ranging from Cdn$16.48 to Cdn$23.19 were granted since the beginning of the fiscal year.

For the 16 and 40-week periods ended January 29, 2006, the stock-based compensation costs amounted to $1.1 and $3.0, respectively. For the corresponding periods ended January 30, 2005, the stock-based compensation costs amounted to $1.0 and $1.8, respectively.

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the year:

  risk-free interest rate ranging from 3.87% to 4.01%;

  expected life of 8 years;

  expected volatility of 35%;

  expected quarterly dividend rate ranging from 0.43% to 0.50% (for stock options granted since the beginning of the third quarter).

The weighted average fair value of stock options granted since the beginning of the year is Cdn$8.53 (Cdn$7.53 as at January 30, 2005). A description of the Company's stock-based compensation plan is included in Note 19 of the consolidated financial statements presented in the 2005 Annual Report.

7. EMPLOYEE FUTURE BENEFITS

For the 16 and 40-week periods ended January 29, 2006, the Company's total net pension expense included in consolidated earnings amounted to $1.4 and $3.5, respectively. For the corresponding 16 and 40-week periods ended January 30, 2005, the expense was $1.4 and $3.4, respectively. The Company's pension plans are described in Note 21 of the consolidated financial statements presented in the 2005 Annual Report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

8. SEGMENTED INFORMATION

The Company operates convenience stores in Canada and in the United States. It essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through corporate stores or franchise and affiliated operations. It operates a convenience store chain mainly under the Couche-Tard, Mac's and Circle K banners. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:

	16-week period			16-week period
	ended January 29, 2006			ended January 30, 2005
				restated (Note 2)
	Canada	United States	Total	Canada	United States	Total
	$	$	$	$	$	$
External customer
revenues (a)
Merchandise and services	407.1	811.4	1,218.5	372.2	749.4	1,121.6
Motor fuel	255.6	1,470.1	1,725.7	205.2	1,073.4	1,278.6
	662.7	2,281.5	2,944.2	577.4	1,822.8	2,400.2
Gross Profit
Merchandise and services	135.9	268.9	404.8	122.7	241.8	364.5
Motor fuel	16.7	108.8	125.5	14.9	89.7	104.6
	152.6	377.7	530.3	137.6	331.5	469.1

Fixed assets and goodwill (a)	437.7	702.0	1,139.7	388.4	574.9	963.3

	40-week period			40-week period
	ended January 29, 2006			ended January 30, 2005
	Canada	United States	Total	Canada	United States	Total
	$	$	$	$	$	$
External customer
revenues (a)
Merchandise and services	1,088.3	2,111.3	3,199.6	958.7	1,966.3	2,925.0
Motor fuel	656.3	3,662.5	4,318.8	507.4	2,642.7	3,150.1
	1,744.6	5,773.8	7,518.4	1,466.1	4,609.0	6,075.1
Gross Profit
Merchandise and services	366.3	694.1	1,060.4	320.1	640.7	960.8
Motor fuel	47.5	252.0	299.5	39.5	206.3	245.8
	413.8	946.1	1,359.9	359.6	847.0	1,206.6

(a) Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the fixed assets and goodwill.

9. HURRICANES

Second and third quarters of fiscal 2006

During the second and third quarters of this year, Florida and the Gulf of Mexico were affected by three hurricanes, which resulted in some damages to certain of the Company's sites. The Company estimates that assets and leased properties that were damaged had a total replacement value of approximately $19.0, which will result in a net claim of about $15.0. Since that the damaged assets had a book value lower than the net claim, the Company does not expect these events to have a significant effect on its financial position and operating results. As at January 29, 2006, the Company had received $2.0 in insurance proceeds.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

Second quarter of fiscal 2005

During the second quarter of fiscal 2005, certain areas of the Company's business in Florida experienced damages resulting from four hurricanes. Assets and leased properties that were damaged had a total replacement value of $22.9, which resulted in a net claim of about $16.6. Since that the damaged assets had a book value lower than the net claim, these events had no significant effect on the Company's financial position and operating results. As at January 29, 2006, the Company had received $15.9 in insurance proceeds.

10. SUBSEQUENT EVENT

At the beginning of the fourth quarter of fiscal 2006, the Company announced the signing of an agreement with Shell Oil Product US to acquire a total of 40 sites and assume an additional 13 motor fuel supply contracts within the Indianapolis region in the Midwest of the U.S. The sites are operated under the Shell banner and the 13 contracts are for the motor fuel supply of Shell motor fuel to independent store operators.

This transaction is expected to be completed by the end of March 2006. The transaction amount will be determined at closing.